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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8-10781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Security Benefit Place
(No. and Street)

Topeka (City) KS (State) 66636-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lorette Ziegler 785-438-3167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2500 (Address) Kansas City (City) Missouri (State) 64105 Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lorette Ziegler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Distributors, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Erin McHenry
NOTARY PUBLIC—STATE OF KANSAS
MY APPT EXP: 9/10/2015

[signature]
Signature

Lorette Ziegler FINOP
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Security Distributors, Inc. (an Indirect Wholly Owned Subsidiary of Guggenheim SBC Holdings, LLC)
SEC File Number: 8-10781
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Security Distributors, Inc.
(an Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Statement of Financial Condition

December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Distributors, Inc.

We have audited the accompanying statement of financial condition of Security Distributors, Inc. (the Company), an indirect wholly owned subsidiary of Guggenheim SBC Holdings, LLC, as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Security Distributors, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2012

Security Distributors, Inc.
(an Indirect Wholly Owned Subsidiary of Guggenheim SBC Holdings, LLC)

Statement of Financial Condition

December 31, 2011
(In Thousands, Except Per Share Data)

Assets		
Cash and cash equivalents	$	23,439
Cash segregated in compliance with federal regulations		1,552
Receivables:		
Redemptions (including $447 due from affiliates)		8,176
Revenue sharing		1,533
Other due from affiliates		2,297
Income taxes receivable		199
Other		4
Deferred selling commissions, net of accumulated amortization of $11,497		2,454
Other assets		12
Total assets	$	39,666
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	5,976
Purchases of insurance products (including $152 due to affiliates)		3,596
Accrued commissions and distribution costs		44
Other due to affiliates		2,513
Net deferred income taxes		565
Other liabilities		479
Total liabilities		13,173
Stockholder's equity:		
Common stock, $10 par value; 2,500 shares authorized; 2,000 shares issued and outstanding		20
Capital in excess of par value		35
Contributed capital		21,250
Retained earnings		5,188
Total stockholder's equity		26,493
Total liabilities and stockholder's equity	$	39,666

See accompanying notes.

1. Ownership and Nature of Business

Security Distributors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBL), which is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Guggenheim SBC Holdings, LLC (GSBCH). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company primarily distributes variable annuities sponsored by affiliated companies.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Actual results could differ from such estimates.

Revenue Recognition

Commissions, support, and distribution fees include point-of-sale fees (e.g., front-load mutual fund or variable annuity fees) and asset-based fees that are generally based on a contractual fee as a percentage of assets and recognized when earned. Additionally, distribution fees also include fees received under marketing support arrangements for sales of mutual funds of other companies. These fees are accrued and paid on a monthly basis based on contractual agreements. Revenue-sharing fees represent amounts earned under agreements with the investment advisors and/or underwriters of both affiliated and unaffiliated mutual funds that are in the underlying variable annuities.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, other investments with original maturities of 90 days or less, and money market funds principally supported with cash and cash equivalent funds.

2. Significant Accounting Policies (continued)

Cash Segregated in Compliance With Federal Regulations

In accordance with the SEC regulations, all cash that the Company holds for exclusive benefit of its clients has been segregated in a separate account from the Company's other operating cash accounts.

Determination of Fair Value

Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement*, the Company bases fair value on the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820.

The Company holds money market funds as cash equivalents in the amount of $20,658, which are Level 1 financial assets measured at fair value based upon unadjusted quoted prices for identical instruments traded in active markets. There were no assets transferred between Levels 1, 2, and 3 during the year ended December 31, 2011. The only activity relates to the purchase and redemption of money market funds.

Redemption Receivables/Insurance Product Payables

Redemption receivables are amounts related to shareholder redemptions, which have been requested, but not yet received, from fund companies. Insurance product payables are amounts related to shareholder purchases, which have been requested, but not yet settled, with fund companies. These balances are typically settled one day after receiving a shareholder's request.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain variable annuity products with distribution fees and contingent deferred sales charges. These deferred selling commissions are amortized based on the revenue stream of contingent deferred sales charges and distribution fees.

2. Significant Accounting Policies (continued)

Income Taxes

The Company files a separate federal income tax return. The provision for income taxes includes current federal and state income tax expense or benefit and deferred income tax expense or benefit. The Internal Revenue Service (IRS) is not currently examining any of the Company's federal tax returns. With few exceptions, the Company is no longer subject to U.S. and state examinations by tax authorities for the years before 2007.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

Accounting Change

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011, which for the Company is January 1, 2012. The adoption is not expected to have a material effect on the Company's statement of financial condition.

(In Thousands)

3. Income Taxes

Deferred income taxes consist of the following as of December 31, 2011:

Deferred income tax liabilities	$ (925)
Deferred income tax assets	360
Net deferred income taxes	$ (565)

The principal temporary differences arise from deferred selling commissions, property and equipment, and certain accrued liabilities.

The Company has a net operating loss (NOL) carryforward in various states of approximately $393 that will expire between 2014 and 2030. The Company recorded a $33 valuation allowance as of December 31, 2011, for certain state NOLs that will expire in the short term that management believes will not be realized.

4. Employee Benefit Plans

Substantially all of the Company's employees were previously covered by a qualified, noncontributory, defined-benefit pension plan sponsored by SBC and certain of its affiliates. Benefits were based on years of service and an employee's highest average compensation over a period of 5 consecutive years during the last 10 years of service.

Effective July 1, 2007, the SBC pension plan was frozen, at which point all benefits earned under the pension plan were frozen and no additional benefits were eligible to be earned. If an employee was fully vested as of July 1, 2007, vesting service will continue until the employee is vested or employment ceases. Concurrent with the freezing of the defined-benefit pension plan, the definition of pay under the profit-sharing and savings plan was expanded to include bonuses (except for purposes of the profit-sharing contribution), and the Company's match was increased to 100% of the first 5% of pay. In addition, the Company provides a transition benefit for eligible employees based upon age and years of pension benefit service. The transition contributions will be paid over a five-year period from 2007 to 2012.

4. Employee Benefit Plans (continued)

Pension cost for the year is allocated to each sponsoring employer company. Separate information disaggregated by the sponsoring employer company is not available on the components of pension cost or on the funded status of the plan.

The Company participates in a profit-sharing and savings plan for which substantially all employees are eligible.

The Company has annual discretionary incentive and sales compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts.

5. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2011:

Balance at beginning of year	$ 2,802
Costs deferred during the year	649
Amortized to expense during the year	(997)
Balance at end of year	$ 2,454

As of December 31, 2011, there has been no impairment taken on the deferred selling commissions.

(In Thousands)

6. Related-Party Transactions

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliated group.

7. Contingencies

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition. However, the Company is unable to predict the outcome of these matters.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its financial condition.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2011, the Company had net capital of $21,558, which was $20,717 in excess of its required net capital of $841. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was .58 to 1 at December 31, 2011.

9. Subsequent Events

The Company has evaluated the events that have occurred through February 24, 2012. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the statement of financial condition.

Ernst & Young LLP

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